Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES NOTES BUYBACK

Tel Aviv, Israel, October 11, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated July 18, 2018 regarding the Board of Directors resolution to approve new notes' Buy-Back plan of the Company's (Series I) notes (the “Notes”) which are traded on the Tel Aviv Stock Exchange, that the repurchases of the following Notes was executed since July 18, 2018 to the date herein:

Note	The acquiring corporation	Quantity purchased (Par value)	Weighted average price	Total amount paid(NIS)
Series I	Elbit Imaging Ltd	17,204,474	126.40	21,746,402

Since the issuance of the Notes (in February 2014) until the date of this press release, the Company has published 2 programs for the repurchase of up to NIS 120 million of Notes. As of the date of this press release, the Company has purchased par value NIS 59 million Notes for a total cash consideration of NIS 71 million.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com